

Mail Stop 3030

June 24, 2010

Via Facsimile and U.S. Mail

Ms. Helena R. Santos
Chief Executive Officer
Scientific Industries, Inc.
70 Orville Drive
Bohemia, NY 11716

> **Re:** **Scientific Industries, Inc.**
> **Form 10-K for fiscal year ended June 30, 2009**
> **Filed September 24, 2009**
> **Forms 10-Q/A for the quarterly periods ended September 30, 2009,**
> **December 31, 2009 and March 31, 2010**
> **File No. 0-06658**

Dear Ms. Santos:

We have reviewed your response letter dated June 1, 2010 and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-Q/A for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010

Exhibit 31.1

1.   Please refer to prior comment 1. We note revisions made to include the language "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" into the introduction of paragraph 4 of your certifications as well as add paragraph 4(b) to your certifications. However, we note other language in paragraph 4 that is not in the exact form prescribed. For example, in paragraph 4(a) the language "internal disclosure and procedures" and "controls and procedures" must be replaced with "disclosure controls and procedures" in both instances. Further, in paragraph 4(d) the word "materially" is missing from the phrase "likely to affect" and the language "(the registrant's fourth fiscal quarter in the case of an annual report)" must be added.   Please revise future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

                                        Sincerely,

                                        Lynn Dicker
                                        Reviewing Accountant